October 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Smart Technology, Inc. (Registration No. 333-87006)

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Smart Technology, Inc. (the “Registrant”) hereby applies for withdrawal of its Registration Statement on Form SB-1 (No. 333-87006).  No securities were offered or sold under such Registration Statement.

The reason for such withdrawal is that the contemplated secondary offering by shareholders of Registrant’s outstanding shares in the United States has been cancelled.

                                        Very truly yours,

                                        Smart Technology, Inc.

                                        By:   /s/ Jean-Michel Gal
                                         Jean-Michel Gal
                                                 Chief Financial Officer

276 Fair St, suite #4
Kingston, NY  12401
Tel: 845 339 4083
Fax: 845 331 1602
www.smarttechnologyinc.com